July 27, 2010
VIA EDGAR CORRESPONDENCE & OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Kate Tillan, Assistant Chief Accountant

RE:	Solar Power, Inc.
Response to Staff Comments dated July 13, 2010
Form 10-K for the fiscal year ended December 31, 2009
Filed May 17, 2010
Form 10-Q for the quarterly period ended March 31, 2010
File No. 000-50142
Dear Ms. Tillan:
We provide below responses to the Staff’s comment letter dated July 13, 2010. As requested, these responses are keyed to correspond to the Staff’s comment letter, and we have set out each of the Staff’s comments below followed by our response.
Unless the context requires otherwise, reference to we, our, us, SPI or the Company in the responses refer to Solar Power, Inc., the registrant.
Form 10-K for the Fiscal Year Ended December 31, 2009
Consolidated Financial Statements, page F-1
Note 2, Summary of Significant Accounting Policies, page F-8
Inventories, page F-8
1.	Your response to prior comment 2 notes that the company changed a previously adopted accounting principle related to the method of valuing inventory to a more preferable method. You also noted that you do not believe you are required to provide a letter from your independent accountant indicating whether this change in accounting principle is to an alternative principle which in their judgment is preferable under the circumstances. Refer to Item 601(B) (18) of
1115 Orlando Avenue
Roseville, CA 95661-5247
Telephone: (916) 745-0900 — Fax: (916) 745-0999

Regulation S-K. If the change was made based on a standard adopted by the Financial Accounting Standards Board that expresses a preference for the accounting principle you selected, then please tell us the standard you relied upon.

Response: We did not make this change based on a standard adopted by the Financial Accounting Standards Board that expresses a preference for a particular accounting principle. Before we made the change we reviewed and analyzed what, if any, the impact would be to our financial statements, historically, currently and prospectively. The impact was determined to be immaterial from both a qualitative and quantitative prospective (the impact on any reporting period was less than $48,000). Therefore, we concluded a preferability letter from our independent accountants was not necessary and not cost effective for the Company. However, we did make an abbreviated disclosure of the change in our financial statements, even though such disclosure was not required due to immateriality.
Revenue Recognition, F-9
2.	Further to your response to prior comment 5, please tell us in more detail why you were assured that no loss would be incurred based upon an evaluation of the operating agreements and modeling of the cash flows from the solar project. Explain the nature of contractual terms that protected you from any losses. Further, please tell us in more detail about the significant terms of the contract, including billing and payment terms. Refer to FASB ASC 605-35-25-60(c) and 25-67.

Response: The billing and the payment terms of the STP1 contract provided for a payment of $15,926,956 of the $19,557,120 contract value at the time of completion, with the balance of $3,630,164 payable over six years. There were no contractual terms that specifically protected the Company from loss. As of December 31, 2009, the EPC agreement with STP1 was completed; the project was operational and generating revenues for the customer under a long term purchase power agreement with a third party.

We incurred $14,852,559 in costs to complete the project and received $6,821,848 in payments as of December 31, 2009. The Company determined that it would be able to recover the remaining balance of its costs of $8,030,711 based upon its belief that STP1 would be able to obtain financing for such amount, or that STP1’s operations of the facility would generate sufficient cash flow to cover its obligations to us or that we could generate such cash flows by taking possession of the facility if necessary.

We determined that while the recovery of our costs was highly probable and no loss would be incurred based on the factors above, it was not possible, for the reasons provided in our prior response to Comment #5, to estimate the amount of revenues, if any, in excess of that amount that we would ultimately receive. We note that through the date of this letter STP I has not completed its anticipated financing.
1115 Orlando Avenue
Roseville, CA 95661-5247
Telephone: (916) 745-0900 — Fax: (916) 745-0999

3.	Further to your response to prior comment 7, we note that you determined that it was appropriate to use the completed contract method of revenue recognition for the STP2 contract based upon the financing problems related to the STP1 contract, yet you recorded the STP1 contract using the zero profit margin method under the percentage of completion method. Please highlight the differences in these agreements and discuss your analysis in determining that a different method of revenue recognition was appropriate. Please also discuss the significant terms of the agreement, including billing and payment terms and when you anticipate completing the contract.

Response: The following conditions existed relating to the above contracts as of December 31, 2009:

STP1:
•	Construction of the project was completed and

•	$6.8 million of the total contract price had been paid to the Company

•	Tentative loan commitments had been received from a bank to make the balance of payments due upon completion of the facility
STP2:
•	Construction of the facility was not completed

•	No payments had been received by the Company

•	No tentative funding commitments had been made by a bank or equity investor to finance the facility.
The anticipated completion date for the facility was the second quarter of 2010. The payment terms under the EPC called for 100% of the contact amount upon completion of the facility. Based on the above circumstances, the Company elected the use of the completed contract method. STP2 was unable to perform on its payment obligations under the EPC and subsequent to the filing of its Form 10-Q for the first quarter, the Company took possession of the facility in lieu of payment.
Subsequent to taking possession of the facility, the Company obtained financing of $3.5 million collateralized by the facility, is generating cash flows from the operations of the facility and anticipates receiving approximately $3.1 million of grant-in-lieu investment tax credits. The Company anticipates recording the facility as an asset held for sale, subject to its analysis of whether it meets the related criteria.
Note 14, Fair Value of Financial Instruments, Page F-23
4.	Further to your response to prior comment 11, please tell us about each of the methods used to determine the fair value, the significant assumptions underlying each method and how you weighted each method in arriving at the fair value of $142,000.
1115 Orlando Avenue
Roseville, CA 95661-5247
Telephone: (916) 745-0900 — Fax: (916) 745-0999

Response: The Company believes that the most reasonable and practical way to measure the fair value of its guaranty is by using the income approach, specifically an analysis of the present value of the expected cash out flows that would be required by the Company to satisfy its liability under the guaranty (see “Income Approach” discussion), modified to give consideration to what premium would be required by the Company to issue the same guaranty in a standalone arm’s-length transaction with an unrelated party. [ASC 460-10-30-2b]
Income Approach
The calculation of the expected cash out flows was performed by developing cash flow models for different scenarios determined by the Company. The Company has modeled seven scenarios, four of which result in the Company incurring cash out flows to cover operating losses as required by our guaranty. These cash out flows were then calculated at their present value using a discount rate of 7.00% (see “Discount Rate” discussion).
The Company then determined weighting that it believes represents reasonable estimates of probability for each scenario. These probabilities are based upon management’s judgment. By applying the weighting of each scenario to the respective present value of cash out flows calculated by the models, the Company has determined that the total expected present value of cash out flows is $63,255. This is considered as the “Base” case for the Company’s income approach used to ultimately calculate the fair value of the guaranty.
Additional Premium
An additional amount was added to the probability weighted cash flows determined above to represent a premium that would be required of the Company to issue the same guaranty in a standalone arm’s-length transaction with an unrelated party. Such amount was estimated by management based upon: (1) the risk that assumptions used in the Base case approach prove unreliable; and (2) the reserves and collateral required to secure performance obligations, by an independent party, such as Umpqua Bank, associated with a planned financing of the STP I facility. Judgments which considered the preceding two factors resulted in an estimated premium of $78,339. Adding this premium to the Base case cash flows resulted in what the Company believes to be a reasonable estimate of the fair value for the guaranty of $141,594.
Discount Rate
As noted in our previous response, the Company has determined that 7.00% is an appropriate discount rate for valuing the present value of cash out flows that would be required by the Company under the guaranty. In making this determination the Company considered the Company’s own borrowing rate of 6.75% under its working capital line of credit with China Merchants Bank and the interest rate associated with the planned STP I financing by Umpqua Bank.
1115 Orlando Avenue
Roseville, CA 95661-5247
Telephone: (916) 745-0900 — Fax: (916) 745-0999

5.	Further to your response to prior comment 12, with respect to the fair value of the guaranty, please tell us where you have provided a discussion of the inputs and valuation techniques used to measure fair value. Refer to FASB ASC 820-10-50.

Response: The Company provided limited disclosure of the inputs and valuation techniques used to measure the fair value in Note 14 to our financial statements due to the relative materiality of the amount. We propose that if the Staff deems additional disclosure necessary, we will make this disclosure in our Form 10-Q for the period ending June 30, 2010 and subsequent filings, or will amend our previous reports.
Form 10-Q for the Quarterly Period Ended March 31, 2010
Item 4T, Controls and Procedures, page 27
6.	Further to your response to prior comment 13, we note that you implemented changes to your internal control over financial reporting during the quarter ended March 31, 2010. As such, it appears that you were required to provide disclosures of this change under Item 308(c) of Regulation S-K. In further filings, please disclose any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Response: The Company notes the omission, and as required in future filings, will comply with the disclosure requirements in subsequent reports.
The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure of its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned directly for further questions regarding these filings and this letter at (916) 745-0910.
Sincerely,
Solar Power, Inc.

By:	/s/ Joseph Bedewi Joseph Bedewi, Chief Financial Officer
1115 Orlando Avenue
Roseville, CA 95661-5247
Telephone: (916) 745-0900 — Fax: (916) 745-0999